UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Rekor Systems, Inc.

(Name of Issuer)

Common Stock, par value 0.0001 per share

(Title of Class of Securities)

759419104

(CUSIP Number)

Avon Road Partners, L.P.

2811 Aquetong Road

New Hope, PA 18938

Attn: Robert A. Berman

(703) 953-3838

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 16, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Avon Road Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,940,104
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,940,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,940,104
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Rekor Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,725,836
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

2,725,836
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,725,836
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 759419104

1	NAME OF REPORTING PERSON

Robert A. Berman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		55,334*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,665,940
PERSON WITH	9	SOLE DISPOSITIVE POWER

55,334*
	10	SHARED DISPOSITIVE POWER

5,665,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,721,274*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.3%*
14	TYPE OF REPORTING PERSON

IN

* Includes presently exercisable options to purchase 33,334 shares of Common Stock. Percentage ownership is based on outstanding shares of 32,974,257 as of November 9, 2020 as reported in the issuer’s Form 10-Q for the period ended September 30, 2020, plus 33,334.

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CUSIP No. 759419104

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Avon Road Partners, L.P., a Delaware limited partnership (“Avon”) and Robert A. Berman, a United States Citizen (“Mr. Berman”, and collectively with Avon, the “Reporting Persons”) on September 7, 2017, relating to the beneficial ownership of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Rekor Systems, Inc. (the “Company”).

This Amendment No. 5 amends the Schedule13D, as previously amended, as specifically set forth herein.

ITEM 2. Identity and Background.

Item 2 is amended to add the following:

As of December 16, 2020, the business address for each of Avon Road Partners, L.P., Robert A. Berman and Rekor Holdings LLC is 2811 Aquetong Road, New Hope, PA 18938.

ITEM 5. Interest in Securities of the Issuer.

Item 5(c) is amended to add the following:

On December 16, 2020 Avon Road transferred as a gift 375,000 shares of Common Stock of the Company to a trust of which Avon Road is the beneficiary. The trustee of the trust is an unrelated party who has the sole power to vote and dispose of the shares of Common Stock. The gift to the trust was made for investment purposes.

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CUSIP No. 759419104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2020

AVON ROAD PARTNERS, L.P.

By:	Robert A. Berman, its General Partner

By:	/s/ Robert A. Berman
	Name:	Robert A. Berman
	Title:	General Partner

REKOR HOLDINGS LLC

By:	Robert A. Berman, its Manager

By:	/s/ Robert A. Berman
	Name:	Robert A. Berman
	Title:	Manager

/s/ Robert A. Berman
ROBERT A. BERMAN, INDIVIDUALLY

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